Exhibit 4.47

Summary of the Rural Partnership Agreement, entered into on December 26, 2019, in connection with Fazenda Serra Grande

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the company interested in entering into a rural partnership with and Irineu Parcianello and Haidê Parcianello, as the owners of the land.

Purpose:  Granting of the possession, for a twelve-year term, of a total area equivalent to 5,383 arable hectares of Fazenda Serra Grande on behalf of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvest arising from the aforementioned partnership. Irineu Parcianello and Haidê Parcianello shall be entitled to approximately 15% of the earnings therefrom (set at an average of 8 bags of soybean per hectare) and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas shall be entitled to the remaining 85% of the earnings therefrom.